EXHIBIT 11

Radian Group Inc.

Schedule of Net Income per Share

	Quarter Ended June 30		Six Months Ended June 30
(In thousands, except per-share amounts and market prices)	2005	2004	2005	2004
Net Income	$140,224	$120,503	$255,836	$240,513
Interest expense on convertible senior debentures (net of tax)	802	804	1,604	1,608

Net income available to common stockholders	$141,026	$121,307	$257,440	$242,121

Average diluted stock options outstanding	5,031.7	5,068.5	5,076.2	5,174.1
Average exercise price per share	$46.26	$33.21	$36.92	$33.11
Average market price per share—diluted basis	$47.22	$46.26	$47.68	$45.81

Average common shares outstanding	85,464	93,844	87,476	93,933
Increase in share due to exercise of options—diluted basis	854	1,059	913	1,058
Increase in shares-contingently convertible debt	3,798	3,810	3,798	3,810

Adjusted shares outstanding—diluted	90,116	98,713	92,187	98,801

Net income per share—basic	$1.64	$1.28	$2.92	$2.56

Net income per share—diluted	$1.56	$1.23	$2.79	$2.45